SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D/A


Under the Securities Exchange Act of 1934
(Amendment No. 2)



DIRECTV GROUP, INC.
(FORMERLY HUGHES ELECTRONICS CORPORATION)

(Name of Issuer)


Common Stock, par value $0.01 per share

(Title of Class of Securities)


444418 10 7

(CUSIP Number)


Lawrence A. Jacobs, Esq.
News Corporation
1211 Avenue of the Americas
New York, New York 10036
(212) 852-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


March 19, 2005

(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or
13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the
liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the notes).








  1

NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            News Corporation


  2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  ?
(b)  ?


  3

SEC USE ONLY



  4

SOURCE OF FUNDS

            Not Applicable


  5

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) OR 2(e)


?
  6

CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware






Number Of
Shares
Beneficially
Owned By
Each
Reporting
Person

  7    SOLE VOTING POWER

                470,420,752

  8    SHARED VOTING POWER

                0

  9    SOLE DISPOSITIVE POWER

                470,420,752

10    SHARED DISPOSITIVE POWER

                0






11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

            470,420,752


12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES


?

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 33.9%


14

TYPE OF REPORTING PERSON

            CO











  1

NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Fox Entertainment Group, Inc.


  2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  ?
(b)  ?


  3

SEC USE ONLY



  4

SOURCE OF FUNDS

            Not Applicable


  5

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) OR 2(e)


?
  6

CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware






Number Of
Shares
Beneficially
Owned By
Each
Reporting
Person

  7    SOLE VOTING POWER

                470,420,752

  8    SHARED VOTING POWER

                0

  9    SOLE DISPOSITIVE POWER

                470,420,752

10    SHARED DISPOSITIVE POWER

                0






11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

            470,420,752


12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES


?

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 33.9%


14

TYPE OF REPORTING PERSON

            CO






SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

DIRECTV GROUP, INC. (FORMERLY HUGHES ELECTRONICS CORPORATION)

Introductory Statement

     This Amendment No. 2 to the Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock"), of DIRECTV Group, Inc., a Delaware corporation (the "Issuer"). This Amendment amends and supplements
(a) the Statement
     originally filed on December 24, 2003
by The News Corporation Limited ("TNCL"),
     K. Rupert Murdoch and Fox Entertainment Group, Inc.
("FEG" or "Old Fox")
     (the "Initial Schedule 13D") and (b) the Amendment No. 1 to the Initial Schedule 13D
      filed on November 12, 2004 by News Corporation and FEG ("Amendment No. 1" and
     collectively with the Initial Schedule 13D and this Amendment No. 2, this "Statement").
     Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Initial Schedule 13D or Amendment No. 1, as applicable.

     This statement is filed in connection with a transaction in which News Corporation
      ("News Corporation"), through its direct wholly owned subsidiary Fox Entertainment
     Group, Inc. (f/k/a Fox Acquisition Corp)
("New Fox"), acquired all of the outstanding
     shares of Old Fox Class A common stock that news Corporation did not already own
     (the "Transaction"). The Transaction was effected in two parts: (i) an offer by News Corporation, through
New Fox, to exchange 2.04 shares of News Corporation
Class A common stock, par value
     $0.01 per share, for each share of FEG Class A common stock, par value $0.01 per share, outstanding, which offer successfully
closed at midnight on
March 18, 2005, and (ii)
     a "short form" merger of FEG with and into New Fox, which merger was effected on March 21, 2005.

Item 2. Identity and Background.

     Item 2 is amended and restated in its entirety to read as follows:

     This Statement is being filed by (i) News Corporation, a Delaware corporation with its principal executive offices located at 1211 Avenue of the Americas, New York,
     New York 10036, and (ii) New Fox, a Delaware corporation, with its principal executive offices at 1211 Avenue of the Americas, New York, New York 10036.
"
     News Corporation and New Fox are referred to herein collectively as the "Reporting Persons."
     The name, residence or business address, principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted with respect to each director and executive officer of the Reporting Persons are set forth in Schedule I attached hereto, which is incorporated herein by reference.
     To the knowledge of the Reporting Persons, each of the persons named on
Schedule I (the "Schedule I
Persons") is a United States citizen unless otherwise indicated.

     News Corporation is a diversified international media and entertainment company with operations in eight industry segments, including filmed entertainment, television, cable network programming, direct broadcast satellite television, magazines and inserts, newspapers, book publishing and other. The activities of News Corporation are conducted principally in the United States, the United
Kingdom, Italy, Asia, Australia and the Pacific
Basin.

     New Fox, a direct wholly owned subsidiary of News Corporation, is principally engaged in the development, production and worldwide distribution of feature films and television programs, television broadcasting and cable network programming.

     During the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, none of the Schedule I Persons has (i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors), or
     (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The following sentence is added to the end of the second paragraph of Item 3:

     As a result of the Transaction, FEG became the direct wholly owned subsidiary of News Corporation.

Item 4. Purpose of Transaction.

     Item 4 is amended and restated to read in its entirety as follows:

     This statement is filed in connection with the Transaction, pursuant to which, FEG, a previous reporting person
hereunder, was merged with and into New Fox, a direct
     wholly owned subsidiary of News Corporation.
Prior to the Transaction, FEG was a
      reporting person because it was the record owner of the Issuer's securities. Following the Transaction, New Fox is the record owner of the Issuer's securities with News Corporation remaining as the ultimate parent corporation.

     See Items 3 and 6, which are incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

     Item 5 is amended and restated to read in its entirety as follows:

     New Fox is the record and beneficial owner of an aggregate of 470,420,752 shares of Common Stock, representing a 33.9% interest in the Issuer ("New Fox Owned Shares").
     For purposes of computing the percentage of beneficial ownership of the Reporting
     Persons, the total number of shares of Common Stock considered to be outstanding is 1,385,848,330.

     Other than as stated herein, no transactions were effected by the Reporting Persons in the Common Stock during the 60 days preceding the date hereof.


SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Dated: March 22, 2005

NEWS CORPORATION





By:

/s/ [__________]



Name:

Lawrence A Jacobs


Title:


Senior Executive Vice President and Group General
Counsel


Dated: March 22, 2005

FOX ENTERTAINMENT GROUP, INC.





By:

/s/ [_________]



Name:

Lawrence A. Jacobs


Title:

Senior Executive Vice President, General Counsel





SCHEDULE I

     Schedule I is hereby amended and restated to read in its entirety as follows:

     The name, business address and present principal occupation or employment of each of the executive officers and directors of the Reporting Persons:

NEWS CORPORATION

Peter Barnes
Director, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Chase Carey
President and CEO, The DIRECTV Group, Inc.
Director, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Peter Chernin
Director, President and Chief Operating Officer, News Corporation
c/o Fox Entertainment Group, Inc.
10201 West Pico Blvd.
Los Angeles, CA 90035

Ken Cowley(1)
Chairman, Independent Newspapers Ltd.
Director, News Corporation
c/o The News Corporation Limited
2 Holt Street
Surry Hills, NSW 2010
Australia

David F. DeVoe
Director, Sr. Exec. Vice President and Chief
Financial Officer, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Viet Dinh
Professor of Law, Georgetown University
Director, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Rod Eddington(2)
CEO, British Airways plc
Director, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Lawrence A. Jacobs
Executive Vice President and Group
General Counsel, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Andrew Knight(2)
Non-Executive Director, Rothschild
Investment Trust Capital Partners plc
Director, News Corporation
1211 Avenue of the Americas
New York, NY 10036

K. Rupert Murdoch
Chairman and Chief Executive Officer, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Lachlan K. Murdoch
Director and Deputy Chief Operating Officer,
News Corporation
1211 Avenue of the Americas
New York, NY 10036

John Nallen
Executive Vice President, Deputy Chief
Financial Officer, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Thomas J. Perkins
Principal, Kleiner Perkins Caulfield & Byers
Director, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Stanley S. Shuman
Managing Director, Allen & Company LLC
Director, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Arthur M. Siskind
Director and Senior Advisor to the
Chairman, News Corporation
1211 Avenue of the Americas
New York, NY 10036

John L. Thornton
Professor of Global Leadership,
Tsinghua University of Beijing
Director, News Corporation
1211 Avenue of the Americas
New York, NY 10036


1

Citizen of Australia

2

Citizen of the United Kingdom




FOX ENTERTAINMENT GROUP, INC.

K. Rupert Murdoch
Chairman and Chief Executive Officer, News Corporation
Chairman and Chief Executive Officer,
Fox Entertainment Group, Inc.
1211 Avenue of the Americas
New York, NY 10036

Peter Chernin
Director, President and Chief
Operating Officer, News Corporation
Director, President and Chief
Operating Officer, Fox Entertainment Group, Inc.
1211 Avenue of the Americas
New York, NY 10036

David F. DeVoe
Director, Senior Executive Vice President and Chief Financial Officer, News Corporation
Director, Senior Executive Vice President and Chief Financial Officer, Fox Entertainment Group, Inc.
1211 Avenue of the Americas
New York, NY 10036

Lachlan K. Murdoch
Director and Deputy Chief Operating Officer,
News Corporation
Director, Senior Executive Vice President and Deputy Chief Operating Officer, Fox Entertainment Group, Inc.
1211 Avenue of the Americas
New York, NY 10036

Lawrence A. Jacobs
Executive Vice President and
Group General Counsel, News Corporation
Director, Senior Executive Vice
President and General Counsel, Fox Entertainment Group, Inc.
1211 Avenue of the Americas
New York, NY 10036





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